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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                SEC FILE NUMBER  0-23142

                                                CUSIP NUMBER 928386-20-0

(Check One):
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[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  June 30, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)

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PART I -- REGISTRANT INFORMATION
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                          VISTA TECHNOLOGIES INC.
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Full Name of Registrant

                             (Not applicable)
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Former Name if Applicable

                      1250 Oakmead Parkway, Suite 210
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Address of Principal Executive Office (Street and Number)

                     Sunnyvale, California  94086-3599
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[ ]   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                SEE ATTACHED EXHIBIT 1


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Thomas A. Schultz             (408)             524-2939
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      (Name)                        (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHED EXHIBIT 2
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                          VISTA TECHNOLOGIES INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 1996          By: /s/ Thomas A. Schultz
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                              Thomas A. Schultz, President

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                 EXHIBIT 1

                     STATEMENT IN RESPONSE TO PART III

       Vista Technologies Inc. ("Registrant") has not able to complete its Form 10-QSB for the fiscal quarter ended June 30, 1996 due to prior delays in completion of its audited financial statements for the fiscal year ended March
31, 1996 necessary for opening balances. As previously reported, delays in completion of the Registrant's audited financial statements for the fiscal year ended March 31, 1996 occurred as a result of (i) a change in the Registrant's independent certified public accountants which occurred on May 8, 1996 (see Registrant's Report on Form 8-K dated May 13, 1996) and (ii) changes in internal accounting personnel which occurred from February to May 1996. On
August 9, 1996, the Registrant filed its Annual Report on Form 10-KSB with audited financial statements for the year ended March 31, 1996 and believes it will be able to complete the preparation of consolidated financial statements for the fiscal quarter ended June 30, 1996 by the end of August 1996.



                                   EXHIBIT 2

                     STATEMENT IN RESPONSE TO PART IV-(3)

      For the three months ended June 30, 1995, the Registrant reported a net loss of $1,084,084. See the Registrant's Report on Form 10-QSB for the Interim Period ended June 30, 1995. The Registrant incurred continuing losses from operations during the three months ended June 30, 1996 in an amount currently undetermined for the reasons set forth in Part III of this Report, but believes that its net loss for the three month period ended June 30, 1996 will be substantially less than the net loss for the quarter ended June 30, 1995.